Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

March 18, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg and Daniel Morris

Re:	Jet.AI Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed February 21, 2025
File No. 333-284504

Dear Mr. Levenberg and Mr. Morris:

This response letter (this “Response”) is submitted on behalf of Jet.AI Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Winston, dated March 14, 2025 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-3 (the “Registration Statement”), filed with the SEC on February 21, 2025. The Company is concurrently submitting a second amendment to the Registration Statement (“Amendment No. 2”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 2.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 1 to Form S-3 filed on February 21, 2025

You may experience future dilution as a result of issuance, page 7

1.	We note your response to prior comment 1 and re-issue. Please provide illustrative disclosure to show the impact of the issuances under the securities purchase agreement.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 7 of Amendment No. 1.

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California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

March 18, 2025

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 2. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.